September 20, 2024 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Stacie Gorman

Pam Howell

Peter McPhun

Wilson Lee

Re:	Bold Eagle Acquisition Corp. Draft Registration Statement on Form S-1

Submitted July 23, 2024

CIK No. 0001852207

Ladies and Gentlemen:

On behalf of our client, Bold Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on July 23, 2024 (the “Draft Registration Statement”), contained in the Staff’s letter dated August 20, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in the fifth and tenth paragraphs of the cover page. When discussing the amount of compensation received, please include the repayment of loans. When discussing the founder shares, please disclose the price paid for these securities and the anti-dilution rights associated with the founder shares. Lastly, please revise the cross reference to disclose the locations of related disclosure elsewhere in the prospectus, including that provided in response to Item 1602(b)(6) and Item 1603(a)(6) of Regulation S-K. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure and provided additional cross-references in the fifth and tenth paragraphs of the cover page.

United States Securities and Exchange Commission

September 20, 2024

2.	In the tenth paragraph, where you discuss dilution to public shareholders resulting from the issuance of founder shares at a nominal price, please revise to also state whether the anti-dilution adjustment to the founder shares in connection with your initial business combination may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the tenth paragraph of the cover page.

3.	We note your disclosure in the twelfth paragraph of the cover page regarding some of the potential conflicts of interest that your sponsor, co-founders and members of management may have. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the twelfth paragraph of the cover page.

Our Sponsor, page 6

4.	Please revise the table disclosing compensation to also include the repayment of loans from the sponsor for offering related and organizational expenses, the anti-dilution adjustment of the founder shares, and repayment of out-of-pocket expenses. Also describe the extent to which the anti-dilution adjustment may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the table on pages 7 to 8 accordingly.

Proceeds to be held in trust account, page 13

5.	We note the disclosure in this section and elsewhere that the proceeds in the trust account will not be released until “(i)the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination.” However, Nasdaq Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . .” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq Listing Rules.

Response: The Company confirms that it will not release the proceeds in the trust account except in connection with the completion of an initial business combination or upon the other events specified in clauses (ii) and (iii) on page 17. The Company has revised the disclosure to delete “or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination” on page 17 and throughout Amendment No. 1 accordingly.

United States Securities and Exchange Commission

September 20, 2024

Ability to extend time to complete business combination, page 14

6.	Please disclose whether security holders will have voting or redemption rights with respect to an extension from 24 to 30 months. Please also disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added such disclosure to page 17.

Permitted purchases of public shares by our affiliates, page 16

7.	We note the disclosure in this section that in the event your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the disclosure on page 11 regarding the letter agreement entered into with the sponsor, officers and directors, whereby they agreed to vote any founder shares and private placement shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 20 and throughout the Registration Statement.

Redemption rights for public shareholders upon completion of our initial business combination, page 18

8.	We note that the calculation of the redemption rights is based upon the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account, net of amounts released or eligible to be released to fund working capital requirements. However, Nasdaq Rule IM-5101-2(d) states that “Public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes) if the business combination is approved and consummated” (emphasis added). Please advise how your calculation of redemption rights upon completion of your initial business combination is consistent with Nasdaq Rule IM-5101-2(d) or revise consistent with the rule.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure throughout the Registration Statement to provide that the calculation of redemption rights in connection with the Company’s initial business combination will be calculated to include “interest earned on the funds held in the trust account (net of amounts released to us to fund our working capital requirements (subject to an annual limit of $1,000,000) and taxes paid or payable), divided by the number of then issued and outstanding public shares,” which removes “eligible to be released” to more consistently track the language of Nasdaq Rule IM-5101-2(d).

United States Securities and Exchange Commission

September 20, 2024

Redemption of public shares and distribution and liquidation if no initial business combination, page 22

9.	We note the disclosure that redemptions of public shares if you are unable to complete your initial business combination within the completion window will be calculated based upon the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of amounts released or eligible to be released to you to fund our working capital requirements (subject to an aggregate limit of $3,000,000), taxes paid or payable and up to $100,000 of interest to pay dissolution expenses), Given the anticipated liquidation of the company, it would not appear the company would need additional capital for working capital purposes. Please clarify the reason for excluding this amount from redemptions and provide clear disclosure of how such funds would be distributed; in this regard we note the disclosure in this section that the redemption would completely extinguish the public shareholders rights as shareholders.

Response: The Company respectfully advises the Staff that it has removed “eligible to be released” from such redemption price calculation.

The Offering

Conflicts of Interest, page 24

10.	Please revise disclosure in this section to address the following:

●	In the first paragraph, please explain why you do not believe that fiduciary duties or contractual obligations, or the involvement of the sponsor, officers or directors with other SPACs would materially affect your ability to complete a business combination.

●	In the second paragraph, please clarify the conflict that relates to the “different timelines” of completing your business combination given the personal and financial interests of your directors and executive officers.

●	Where you discuss conflicts of the sponsor, officers or directors from owning securities in the company, please disclose the price paid, including the nominal price paid for the founders’ shares and the conflicts of interest in determining whether to pursue a de-SPAC transaction, and in negotiating or accepting the terms of the transaction.

●	Add disclosure of the conflicts of interest relating to items listed under “Payments to insiders” such as compensation, repayment of loans and reimbursement of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction.

●	Clarify the conflicts associated with entering into a business combination with an affiliate of your sponsor, officers or directors, as referenced on page 5. Please refer to Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 27-29 accordingly.

United States Securities and Exchange Commission

September 20, 2024

Risk Factors

If we are deemed to be an investment company under the Investment Company Act..., page 38

11.	We note your disclosures suggesting that in order to avoid having your anticipated activities not subject you to the Investment Company Act, you will hold the proceeds of the trust account only in U.S. government treasury obligations or money market funds meeting conditions under Rule 2a-7. For example, we note disclosure stating that you believe you will not be subject to the Act, and that “to this end” you will hold the trust assets in government securities. You also state that “by restricting the investment of the proceeds to these instruments” you intend to avoid being deemed an investment company. While we recognize that you also state that you may mitigate this risk by instructing the trustee to hold the funds in the trust account in cash, please revise these disclosures to clarify that even if the assets in your trust account are U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, you could nevertheless, and at any time, be considered to be operating as an unregistered investment company. Please revise your disclosure to make this clear. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the comment of the Staff and has revised the risk factor on beginning page 43 accordingly. The Company confirms that if its facts and circumstances change over time, it will update its disclosure to reflect how those changes impact the risk that it may be considered to be operating as an unregistered investment company.

A 1% U.S. federal excise tax on stock buybacks could be imposed on redemptions..., page 63

12.	We note your disclosure on page 64 that you may withdraw interest for permitted withdrawals, including the payment of taxes. We also note disclosure regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 70 accordingly.

Dilution, page 71

13.	Outside of the table, please describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted, as required by Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added disclosure on pages 78-79.

Proposed Business, page 79

14.	Please revise the disclosure on page 79 regarding your management team to clearly disclose for each prior SPAC any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added disclosure on pages 86, 87 and 88 of the Registration Statement.

15.	We note your disclosure on page 81 that the table sets forth the payments to be received by your sponsor and its affiliates from you prior to or in connection with completion of the business combination and the securities issued or to be issued by you to your sponsor and its affiliates. Please expand the tables to address the nature and amount of all compensation received or to be received by each of the sponsor, and each of its affiliates and promoters, including loan repayments (including the $1 million in loan repayments referenced on page 23), the anti-dilution adjustment of the founder shares, and the repayment or reimbursement of out-of-pocket expenses or any other amounts. Please refer to Item 1603(a)(6) of Regulation S-K. Please also specifically disclose the extent to which this compensation and the issuance of securities to your sponsor, its affiliates and promoters may result in a material dilution of the purchasers’ equity interests.

Response: The Company acknowledges the comment of the Staff and has added disclosure beginning on page 89 and throughout the Registration Statement.

United States Securities and Exchange Commission

September 20, 2024

16.	Please revise the table on page 82 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added disclosure on page 92 of the Registration Statement.

17.	Please revise the disclosure on page 82 to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates, including the founder shares to be transferred to the independent directors. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added disclosure on page 92 accordingly.

Executive Officer and Director Compensation, page 108

18.	Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 118 of the Registration Statement.

Conflicts of Interest, page 111

19.	Please revise to provide all of the disclosure regarding actual or potential conflicts of interest, including without limitation those identified in our comment above regarding your disclosure on page 24, that may arise in determining whether to proceed with a de- SPAC transaction, and any material conflict of interest arising from the manner in which you compensate the sponsor, officer or directors, or the manner in which your sponsor compensates it officer directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. Please see Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added disclosure to pages 121-124 of the Registration Statement regarding the actual or potential conflicts of interest that may arise in determining whether to proceed with a de-SPAC transaction.

* * *

United States Securities and Exchange Commission

September 20, 2024

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, Bold Eagle Acquisition Corp.